UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

553769100

(CUSIP Number)

Edson R. Arneault
423 S. Atlantic Avenue
Dune Point – Unit 301
New Smyrna Beach, Florida 32169
(386)428-9248

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edson R. Arneault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,675,808 (See Item 5)

	8.	Shared Voting Power (See Item 5)

	9.	Sole Dispositive Power 1,675,808 (See Item 5)

	10.	Shared Dispositive Power (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,675,808 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.03%

14.	Type of Reporting Person (See Instructions) IN

Item 2.	Identity and Background
(c) The principal occupation of Edson R. Arneault is consulting.

Item 5.	Interest in Securities of the Issuer

(a)          The aggregate percentage of shares reported beneficially owned by Mr. Arneault herein is based on 27,475,260 shares of Common Stock outstanding at November 7, 2008, as reflected in the Form 10-Q of the Issuer for the three months ending September 30, 2008.

(b)          As of November 11, 2008, Edson R. Arneault is the holder of (i) 1,157,266 shares of common stock of the Issuer and (ii) options to acquire an additional 300,000 shares of common stock of the Issuer. Mr. Arneault possesses sole power to vote and direct the disposition of all securities of the Issuer held by him. In addition, as of November 11, 2008, 199,333 shares of common stock of the Issuer are held by a corporation of which Mr. Arneault is the sole shareholder. Mr. Arneault possesses sole power to vote and direct the disposition of all securities of the Issuer held by this corporation.  Furthermore, as of November 11, 2008, 19,209 shares of common stock of the Issuer are held by a partnership of which Mr. Arneault is a general partner.  Mr. Arneault possesses sole power to vote and direct the disposition of all securities of the Issuer held by this partnership.  Thus, as of November 11, 2008, for the purposes of Reg. 13d-3, Mr. Arneault is deemed to beneficially own 1,675,808 shares of common stock of the Issuer, or 6.03% of the shares of common stock of the Issuer deemed issued and outstanding as of that date.  The purpose of this Amendment is to report that Mr. Arneault is no longer deemed to be the beneficial owner of 500,000 shares of the Issuer sold by him to the Richard E. Jacobs Revocable Trust (the “Trust”) on October 31, 2008 as disclosed in Item 5(c) below.

(c)          On October 31, 2008, the Trust and Edson R. Arneault entered into a Stock Purchase Agreement pursuant to which Mr. Arneault sold 500,000 shares of the Registrant’s common stock to the Trust at a price of $4.50 per share. Pursuant to the terms of such Agreement (a) $3.00 per share (of the purchase price) was paid to Mr. Arneault on October 31, 2008, and (b) $1.50 per share (the “Deferred Payment”) is payable within five (5) business days of the date of completion of the refinancing of all of the Company’s 9.75% Senior Unsecured Notes (in the event the Notes are not refinanced on or before April 1, 2010, or such later maturity date if extended by the holders of the Notes, or the holders of the Notes shall declare a default thereunder for any reason, and such default is not cured within any applicable cure period, then the Deferred Payment shall be waived and forfeited and the purchase price for all of the shares shall be the $3.00 per share referenced above). The undersigned has not effected any transactions in the Securities in the past 60 days other than the sale of 500,000 shares of the Issuer’s common stock to the Trust  pursuant to the terms of the above-referenced Stock Purchase Agreement by and between Mr. Arneault and the Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2008
Date
/s/ Edson R. Arneault
Signature
Edson R. Arneault
Name